Exhibit 99.2

Pinnacle Food Group Limited Announces

Closing of Initial Public Offering

Vancouver, BC, April 23, 2025 – Pinnacle Food Group Limited (Nasdaq: PFAI) (“Pinnacle” or “the Company”), a seller of smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms, today announced the closing of its initial public offering of 1,800,000 Class A common shares, par value of US$0.00005 per share (“Class A Common Shares”) at a price to the public of $4.00 per share. The Class A Common Shares commenced trading on The Nasdaq Capital Market on April 22, 2024, under the ticker symbol “PFAI.”

The Company received aggregate gross proceeds of US$7.2 million from this offering, before deducting underwriting discounts and other related expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 270,000 Class A Common Shares at the initial public offering price, less underwriting discounts. The Company intends to use the net proceeds from this offering for expanding the functionality and capabilities of its hydroponic growing systems, development and expansion of its business, and for working capital and other general corporate purposes.

The offering was conducted on a firm commitment basis. Craft Capital Management LLC acted as the representative of the underwriters for the offering.

A registration statement on Form F-1 (File No. 333-285363) relating to Pinnacle’s initial public offering was filed with the U.S. Securities and Exchange Commission, and was declared effective on March 31, 2025. The offering is being made only by means of a prospectus forming part of the effective registration statement relating to the offering. Copies of the final prospectus related to this offering may be obtained from Craft Capital Management LLC, by standard mail to Craft Capital Management LLC, 377 Oak St, Lower Concourse, Garden City, NY 11530, by phone at +1 (516) 833-1325, or by email at skiront@craftcm.com or info@craftcm.com. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any security in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement for the offering filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

About Pinnacle Food Group Limited

Based in Vancouver, Canada, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. We offer both tailored hardware solutions and data-driven support, allowing our users to optimize their smart farming productivity. For more information, please visit the Company’s website at https:// www.pinnaclefoodinc.com.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan

Chief Financial Officer

Office: +1 604 727 7204

Email: ir@pinnaclefoodinc.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com